[LETTERHEAD OF OMNICARE, INC.]

VIA EDGAR

December 13, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4720
Washington, D.C.  20549

Re:         Omnicare, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File NO. 001-08269

Dear Mr. Rosenberg:

This letter constitutes the response on behalf of Omnicare, Inc. (the “Company” or “Omnicare”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) that were contained in your letter dated December 2, 2011 to Mr. John L. Workman, President and Chief Financial Officer of Omnicare, relating to the Omnicare Form 10-K for Fiscal Year Ended December 31, 2010 (the “10-K”).  In this letter, the Staff’s comments are indicated in italics, followed by a response to the comment on behalf of the Company.

Notes to Consolidated Financial Statements
Note 17 – Commitments and Contingencies, page 98

1.
On page 48, you state that revisions in estimates of probable losses related to legal contingencies could have a material impact on your consolidated financial statements.  On page 103, you also state that there can be no assurance that resolution of legal contingencies will not have a material adverse impact on your consolidated results of

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
December 13, 2011
Page

operations, financial condition or cash flows.  We do not believe that this disclosure meets the requirements of ASC 450-20-50.  Please provide us proposed disclosure to be included in future filings that quantifies the loss or range of reasonably possible losses in excess of amounts accrued or states that these amounts cannot be estimated as required by ASC 450-20-50-4b.

In preparing the 10-K, Omnicare applied ASC 450-20-50 and included disclosure in Note 17 -- Commitments and Contingencies to address the requirement of ASC 450-20-50-4b, which  states the following:

“…At any point in time, the Company is in varying stages of discussion on these matters.  These matters are continuously being evaluated and, in many cases, are being contested by the Company and the outcome is not predictable.  Consequently, an estimate of the range of loss associated with certain actions cannot be made…”

Notwithstanding Omnicare’s historical ASC 450-20-50 disclosures, in Omnicare’s filing on Form 10-K for the year ended December 31, 2011, and in subsequent filings, the Company will enhance its Note 17 disclosures as follows, where applicable:

“As part of its ongoing operations, the Company is subject to various inspections, audits, inquiries, investigations and similar actions by third parties, as well as governmental/regulatory authorities responsible for enforcing the laws and regulations to which the Company is subject.  The Company is also involved in various legal actions arising in the normal course of business.    At any point in time, the Company is in varying stages of discussions on these matters.  Omnicare records accruals for such contingencies to the extent that the Company concludes that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  These matters are continuously being evaluated and, in many cases, are being contested by the Company and the outcome is not predictable, as the inherently unpredictable nature of legal proceedings may be exacerbated by various factors from time to time, including: (i) the damages sought in the proceedings are unsubstantiated or indeterminate; (ii) discovery is not complete; (iii) the proceeding is in its early stages; (iv) the matters present legal uncertainties; (v) there are significant facts in dispute; (vi) there are a large number of parties (including where it is uncertain how liability, if any, will be shared among multiple defendants); or (vii) there is a wide range of potential outcomes.  Consequently, no estimate of the possible loss or range of loss in excess of the amounts accrued, if any, can be made at this time regarding the matters described above.   Further, there can be no assurance that the ultimate resolution of

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
December 13, 2011

these matters, individually or in the aggregate, will not have a material adverse effect on the Company’s consolidated results of operations, financial position or cash flows.”

Further, the Company will update the Legal Contingencies section of our Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to further incorporate the aforementioned modified Note 17 disclosures, in response to the Staff’s comment, as follows, where applicable:

“As part of its ongoing operations, the Company is subject to various inspections, audits, inquiries, investigations and similar actions by third parties, as well as governmental/regulatory authorities responsible for enforcing the laws and regulations to which the Company is subject (and including reviews of individual Omnicare pharmacy’s reimbursement documentation and administrative practices).  Oftentimes, these inspections, audits, investigations and inquiries relate to prior periods, including periods predating Omnicare’s actual ownership of a particular acquired unit.  The Company is also involved with various legal actions arising in the normal course of business.  At any point in time, the Company is in varying stages of discussions on these matters.  Each quarter, the Company reviews, including consultation with its outside legal advisors where applicable, the status of inspections, audits, inquiries, investigations, legal claims and legal proceedings and assesses its potential financial exposure.

Omnicare records accruals for such contingencies to the extent that the Company concludes that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  To the extent the amount of a probable loss is estimable only by reference to a range of equally probable outcomes, and no amount within the range appears to be a better estimate than any other amount, the low end of the range is accrued.  These matters are continuously being evaluated and, in many cases, are being contested by the Company and the outcome is not predictable.  The inherently unpredictable nature of legal proceedings may be exacerbated by various factors from time to time, including: (i) the damages sought in the proceedings are unsubstantiated or indeterminate; (ii) discovery is not complete; (iii) the proceeding is in its early stages; (iv) the matters present legal uncertainties; (v) there are significant facts in dispute; (vi) there are a large number of parties (including where it is uncertain how liability, if any, will be shared among multiple defendants); or (vii) there is a wide range of potential outcomes.  Consequently, no estimate of the possible loss or range of loss in excess of the amounts accrued, if any, can be made at this time regarding the matters described above.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
December 13, 2011

Because of inherent uncertainties related to these matters, the use of estimates, assumptions, judgments and external factors beyond the Company’s control, accruals are based on the best information available at the time.  As additional information becomes available, Omnicare reassesses the potential liability related to any pending inspections, audits, inquiries, investigations, claims and litigation and may revise its estimated exposure upward or downward accordingly, including any related disclosure.  Such revisions in the estimates of the potential liabilities could have a material impact on the Company’s consolidated financial statements.”

As requested, by way of this letter, the Company acknowledges the following to the Staff:

-	Omnicare is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	Omnicare may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (859) 392-9068.  Thank you for your attention and consideration.

Very truly yours, /s/John L. Workman
John L. Workman President and Chief Financial Officer

cc:           John F. Figueroa, Chief Executive Officer of Omnicare, Inc.
Audit Committee of Omnicare Board of Directors
PricewaterhouseCoopers LLP